

September 22, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Series A
Warrants to purchase Shares of common stock of AMPCO-PITTSBURGH CORPORATION
under the Exchange Act of 1934.

Sincerely,